Exhibit 12.1
Prestige Brands Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2010	2009	2008	2007	2006

Income (loss) from continuing operations before income taxes	$53,111	$(197,858)	$51,214	$51,545	$51,653
Fixed charges	23,184	28,781	38,265	40,664	37,107

Earnings (loss) available for fixed charges	$76,295	$(169,077)	$89,479	$92,209	$88,760

Interest expense on long term debt	$21,021	$26,431	$35,920	$38,330	$34,754
Capitalized fees on long term debt	1,915	2,148	2,148	2,148	2,160
Estimated interest on rent expense (b)	248	202	197	186	193

Total Fixed Charges	$23,184	$28,781	$38,265	$40,664	$37,107

Ratio of Earning to Fixed Charges	3.29x	(a)	2.34x	2.27x	2.39x

(a)	For the year ended March 31, 2009, earnings were insufficient to cover fixed charges primarily due to a non-cash impairment charge against goodwill and intangible assets of $249 million.

(b)	For the purpose of calculating interest on rent expense the company used a reasonable approximation of the interest factor.